SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding discloseable transaction on provision of guarantee of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on December 15, 2021.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

DISCLOSEABLE TRANSACTION

PROVISION OF GUARANTEE

The Board is pleased to announce that the Company, DEUTSCHE BANK LUXEMBOURG S.A., SBERBANK OF RUSSIA and AGCC entered into Debt Service Undertaking recently, pursuant to which the Company has undertaken to provide guarantees for the financing loan of AGCC based on SOIHL HK’s shareholding ratio in AGCC, which is 40%. Before the New Approval Procedures are fulfilled, AGCC can draw the loan principal not exceeding the equivalent of USD7 billion (including part of Euro loan). The corresponding guarantee amount to be provided by the Company is the equivalent of USD2.8 billion (including part of Euro loan, the exact number is subject to fluctuation of foreign exchange rate) and any corresponding interest, export credit guarantee and other fees. When AGCC fails to timely perform its repayment obligations, the Company will assume its guarantee liabilities as an obligor. The term of guarantee shall be expired when the agreed conditions for releasing the guarantee specified in the financing documents are satisfied. There is no counter- guarantee for the guarantee under the financing loan, and the condition for releasing such guarantee is proposed to be specified as the full completion of performance of such repayment obligations.

During the past 12 months, the Company has provided performance guarantee for obligations under the Engineering Service Agreement and Ethane Supply Agreement respectively for AGCC. The Previous Guarantees were exempted from the reporting and announcement requirements under Chapter 14 of the Listing Rules as the respective applicable percentage ratios calculated under Rule 14.07 of the Listing Rules were, individually and jointly, less than 5%. However, pursuant to the requirements under Rule 14.22 of the Listing Rule, as the Previous Guarantees and Financing Guarantee are entered into within 12 months, it is necessary to calculate the cumulative amount of the guarantee in aggregate to approximately RMB36.09 billion. Since one or more of the applicable percentage ratios as calculated under Rule 14.07 of the Listing Rules on aggregate basis are more than 5% but less than 25%, which constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

Introduction

The 13th meeting of the seventh session of the Board of Sinopec Corp. was convened on 14 April 2020, at which the Board reviewed and approved the resolution on the proposed investment of Sinopec Corp. in the Amur natural gas chemical project and the relevant guarantees and authorisation. SOIHL HK, a wholly-owned subsidiary of Sinopec Corp., intends to acquire 40% equity interest in AGCC held by Sibur, and provides financial support to AGCC in the form of capital contribution or shareholders’ loans according to its shareholding percentage in AGCC. In addition, SOIHL HK negotiates and determines a series of agreements with respect to the future joint venture and cooperation in Project Amur, which include but not limited to the Service Agreement, Engineering Service Agreement, Ethane Supply Agreement, and Offtake Agreement, etc. Sinopec Corp. held its annual general meeting for the year2019 on 19 May 2020 and considered and approved the resolution on provision of external guarantees.

SOIHL, a wholly-owned subsidiary of the Company, holds 100% equity interest of SOIHL HK and SOIHL Cyprus Company, respectively. SOIHL HK and Sibur hold 40% and 60% equity interest of AGCC, respectively, and its shareholding chart is set out below:

Previous Guarantee

References are made to the Announcement on External Guarantees – Overseas Regulatory Announcement dated 15 April 2020 in relation to, among others, the relevant arrangements of proposed provision of performance guarantee and financing guarantee in Project Amur for AGCC by Sinopec Corp. and the Progress Update Announcements on External Guarantees - Overseas Regulatory Announcements dated 3 June 2020, 25 January 2021 and 12 October 2021 respectively in relation to the provision of guarantees for the obligation performance under the Deed of Guarantee and Indemnity, the Service Agreement, the Offtake Agreement, Engineering Service Agreement and Ethane Supply Agreement in a timely manner for AGCC by Sinopec Corp., respectively.

During the past 12 months, the Company has provided performance guarantee for obligations under the Engineering Service Agreement and Ethane Supply Agreement respectively for AGCC.

Performance Guarantee under the Engineering Service Agreement

In order to ensure that AGCC will perform its obligations under the Ethylene Cracking EPSS (Engineering, Procurement and Site Service) Engineering Service Agreement in a timely manner, the Company has executed a payment guarantee deed with Sibur and the supplier of engineering services on January 2021. When AGCC fails to perform the obligation under the Engineering Service Agreement in a timely manner, the Company will assume its guarantee liabilities based on SOIHL HK’s shareholding percentage in AGCC. The maximum guarantee amount of which shall not exceed approximately EUR420 million. The term of guarantee shall expire upon the full performance of the obligations under the Engineering Service Agreement such as payment obligation etc., 30 June 2026 at the latest or the return of the original payment guarantee deed by the suppliers of engineering service to the Company (whichever of the aforesaid three dates occurs the earliest).

Performance Guarantee under the Ethane Supply Agreement

In order to ensure that AGCC will perform its obligations of payment to the supplier of Ethane in a timely manner, the Company has completed the execution of payment guarantee deed with the supplier of ethane of Project Amur on October 2021. When AGCC fails to perform the obligations in a timely manner, the Company will assume its guarantee liabilities based on SOIHL HK’s shareholding percentage in AGCC with a guarantee amount of approximately USD2.4 billion for a guarantee period until the 31 December 2047 or the Company and its connected persons ceasing to hold any equity interest in AGCC (unless under the circumstance that the relevant clauses under the Ethane Supply Agreement have been early terminated) (whichever of the aforesaid dates occurs the earliest).

The Financing Guarantee

AGCC has entered into a series of financing agreements (the “Financing Agreements”). AGCC has borrowed loans from the syndicate formed by banks and financial institutions, the initial loan will not exceed the equivalent of USD7 billion (including part of Euro loan) and the loan term shall expire on 15 December 2035. The shareholders of AGCC will provide guarantee in proportion to their respective shareholding percentage in AGCC. Based on the future needs of the Project Amur, the total loan to be borrowed by AGCC under the Financing Agreements is expected to reach but not exceed USD6,523,000,000 and EUR2,165,366,559, the guarantee of which is subject to the Company's compliance with the appropriate approval procedures in accordance with the regulatory rules in force at the time (the “New Approval Procedures”) . In order to ensure that AGCC will perform its obligations under the Financing Agreements, pursuant to the approvals obtained in the meeting of the Board held on 14 April 2020 and the general meeting convened on 19 May 2020, the Company, DEUTSCHE BANK LUXEMBOURG S.A., SBERBANK OF RUSSIA and AGCC entered into Debt Service Undertaking recently. DEUTSCHE BANK LUXEMBOURG S.A. and SBERBANK OF RUSSIA are representatives of the syndicate of banks which have provided loans to AGCC. To the best of the Company's knowledge, information and belief, having made all reasonable enquiries, DEUTSCHE BANK LUXEMBOURG S.A., SBERBANK OF RUSSIA and the members of the syndicate of banks are third parties independent of the Company and its connected parties. The Company undertakes to provide guarantees for the financing loan of AGCC based on SOIHL HK’s shareholding percentage in AGCC, which is 40%. Before the New Approval Procedures are fulfilled, AGCC can draw the loan not exceeding the equivalent of USD7 billion (including part of Euro loan). The corresponding guarantee to be provided by the Company is the equivalent of USD2.8 billion (including part of Euro loan, the exact number is subject to fluctuation of foreign exchange rate) and any corresponding interest, export credit guarantee and other fees, which does not exceed USD3.64 billion and any corresponding interest, export credit guarantee and other fees approved by the annual general meeting for the year 2019 of the

Company on 19 May 2020. When AGCC fails to timely perform its repayment obligations, the Company will assume its guarantee liabilities as an obligor. The term of guarantee shall be expired when the agreed conditions for releasing the guarantee specified in the financing documents are satisfied. There is no counter-guarantee for the guarantee under the financing loan, and the condition for releasing such guarantee is proposed to be specified as the full completion of performance of such repayment obligations. The Company and SOIHL HK, which holds 40% equity interest in AGCC, has approved and will enter into relevant agreement and legal documents specified in such Financing Agreements. Sibur, which holds 60% equity interest in AGCC, will enter into relevant agreement and legal documents specified in such Financing Agreements.

Reasons of and Benefits for the Transactions

The principal business of AGCC is the production of polyolefin and other products in its base located at Amurskaya Oblast, Far East of Russia, which is about 150 kilometers north of Heihe City of Heilongjiang Province. The project makes use of the ethane and other materials separated from the natural gas of the east line of Sino-Russian natural gas pipeline as feedstock, which is cost-advantageous. Its scale of project installation is in the forefront of the world and its product market is mainly in China. The Company considers that the provision of guarantees to AGCC based on SOIHL HK’s shareholding percentage in AGCC is beneficial to a smooth implementation of Project Amur.

Opinions of the Directors

The financial statements of AGCC are not consolidated into the Company as it is not a subsidiary of the Company. The Company only provides guarantees in the Guarantee Transactions based on its equity interest in AGCC. Sibur, which holds 60% equity interest in AGCC, shall also provide guarantees according to its shareholding percentage. The Guarantee Transactions have been considered and approved by the Board and the general meeting, and no Director abstained from voting on the resolution approving the Guarantee Transactions at the Board meeting. The Directors of the Company (including all independent non-executive Directors) are of the opinion that the guarantee is on normal commercial terms and in the interests of the Company. The general risks are under control without prejudice to the interests of the Company and minority Shareholders. Accordingly, (i) the terms of the Guarantee Transactions are on normal commercial terms; (ii) its terms and conditions are fair and reasonable; and (iii) the transactions are in line with the interest of the Company and shareholders as a whole.

Listing Rules Implications

During the past 12 months, the Company has provided performance guarantee for obligations under the Engineering Service Agreement and Ethane Supply Agreement respectively for AGCC. The Previous Guarantees were exempted from the reporting and announcement requirements under Chapter 14 of the Listing Rules as the respective applicable percentage ratios calculated under Rule 14.07 of the Listing Rules were, individually and jointly, less than 5%. However, pursuant to the requirements under Rule 14.22 of the Listing Rule, as the Previous Guarantees and Financing Guarantee are entered into within 12 months, it is necessary to calculate the cumulative amount of the guarantee in aggregate to approximately RMB 36.09 billion1. Since one or more of the applicable percentage ratios as calculated under Rule 14.07 of the Listing Rules on aggregate basis are more than 5% but less than 25%, which constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

_______________________________
 1  1EUR=7.18 RMB, 1USD=6.36 RMB

Information on the Parties

The Company

The Company is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production and sales, storage and transportation of petroleum refining, petrochemical, coal chemical, chemical fibre and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and other chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Sibur

Sibur is the largest natural gas processing and petrochemical comprehensive company in Russia. It is principally engaged in purchase of side products produced by petroleum and natural gas, and processes them into high value-added petroleum products, including olefin (ethylene and propylene), polyolefin (polyethylene and polypropylene) and other plastic, elastomer and other materials. Other than the Company indirectly holding 10% equity interest in Sibur through its wholly-owned subsidiary SOIHL Cyprus Company, Sibur is an independent of connected persons of the Company.

AGCC

AGCC’s scope of business covers the design, construction, operation, maintenance and ownership of Project Amur; the processing of energy products into chemical products; the sales, transportation and marketing of energy products and chemical products; the obtaining and operation of production facilities, gas treatment facilities, pipeline, transportation and warehousing facilities related to the aforementioned activities; and the obtaining or disposal of assets or businesses related to the aforementioned activities and the upper-stream and downstream businesses.

DEUTSCHE BANK LUXEMBOURG S.A.

DEUTSCHE BANK LUXEMBOURG S.A. is a financial institution of Luxembourg, which is directly regulated by the European Central Bank, and focuses on international cross-border business to provide medium-and-long term financing and corresponding syndicate management, structured financing, asset management and capital market trusts, etc. for listed companies and other large-scale companies.

SBERBANK OF RUSSIA

SBERBANK OF RUSSIA is a bank in Russia, which is principally engaged in commercial banking services.

Definitions

In this announcement, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Board”	the board of directors of the Company

“Company” or “Sinopec Corp.”	China Petroleum & Chemical Corporation

“Director(s)”	the Director(s) of the Company

“SOIHL”	Sinopec Overseas Investment Holding Limited, a company established and existing under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of Sinopec Corp.

“SOIHL HK”	SOIHL Hong Kong Holding Limited, a company established and existing under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of SOIHL

“Sibur”	Public Joint Stock Company “Sibur Holding”, a company established and existing under the laws of Russia

“AGCC”	Amur Gas Chemical Complex Limited Liability Company, a company established and existing under the laws of Russia with limited liability

“Project Amur”	the polyolefin project constructed and operated by AGCC

“Engineering Service Agreement”	the agreement on relevant engineering services entered into by AGCC and the supplier of engineering services

“Ethane Supply Agreement”	the supply agreement on ethane entered into by AGCC and the supplier of ethane

“Yuan”	Renminbi yuan, the lawful currency of PRC

“USD”	United States Dollars, the lawful currency of the United States of America

“EUR”	the lawful currency of the European Union

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Previous Guarantee”	the performance guarantee provided for AGCC by Sinopec Corp. regarding the respective obligations under the Engineering Service Agreement and Ethane Supply Agreement

“Guarantee Transactions”	Previous Guarantee and Financing Guarantee

“Financing Guarantee”
The guarantee for the financing loan of AGCC based on SOIHL HK’s shareholding percentage in AGCC, which is 40%. Before the New Approval Procedures are fulfilled, AGCC can draw the loan not exceeding the equivalent of USD7 billion (including part of Euro loan). The corresponding guarantee to be provided by the Company is the equivalent of USD2.8 billion (including part of Euro loan, the exact number is subject to fluctuation of foreign exchange rate) and any corresponding interest, export credit guarantee and other fees.

“PRC”	the People’s Republic of China

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
15 December 2021

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

# Executive Director
*Non-executive Director
+Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: December 16, 2021